Susan J. Thomas
Secretary
Suite 2411
One American Road
Dearborn, MI 48126
(313) 594-9876
May 17, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Max Webb and Lauren Nguyen

Re:	Ford Credit Floorplan Corporation Ford Credit Floorplan LLC Registration Statement on Form S-3 Filed January 28, 2011 Registration Nos. 333-171922 and 333-171922-01
Ladies and Gentlemen:
     On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “Depositors” or the “Registrants”) and in response to the letter (the “Comment Letter”), dated February 24, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission to Susan J. Thomas, we submit Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1”), marked to show changes from the Registration Statement on Form S-3 filed on January 28, 2011.
     The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrants’ responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrants’ responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you by courier. Unless otherwise noted, the use of “we,” “us” and similar terms refer to the Registrants.

Registration Statement on Form S-3
General
1. We note that you have provided the CIK codes for the depositor and any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering during the last twelve months in your cover letter dated January 28, 2011. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3.
     We confirm that the Depositors have been current and timely with respect to Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. We further confirm that no affiliate of the Depositors has offered a class of asset-backed securities involving the same asset class as that offered by the Depositors.
2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction I to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.
     We confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.
3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.
     We confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
     We confirm that the base prospectus includes a description of all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.
     We confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. For purposes of this calculation, the dollar amount of receivables relating to “status” accounts, if any, will be treated as “delinquent assets” for the reasons described below.
     Ford Credit does not track delinquency of its dealer floorplan receivables in the ordinary course of its business, and does not believe that delinquency is material for a dealer floorplan portfolio. Unlike auto retail installment sales contracts, Ford Credit’s dealer floorplan receivables do not have scheduled payments of principal or scheduled maturity dates. Instead, they are payable either on demand or following the sale of the related vehicle, and only interest and administrative charges are payable each month. Moreover, a single dealer floorplan finance account may have hundreds of individual receivables outstanding at any one time, and a dealer will typically payoff many receivables, and originate many new receivables, in its account each month, often on a daily basis. As a result of the large number of receivables in each dealer account and the large volume of payment activity each period, traditional delinquency information is not particularly relevant because Ford Credit typically reviews dealer payment activity on a daily and monthly basis, and takes action to obtain payment from the dealer well before a receivable becomes 30 days past due. In Ford Credit’s dealer floorplan finance program, the failure of a dealer to make any required payments when due under the floorplan financing agreement, if not cured promptly, will generally result in the dealer account being declared “status,” as described under “The Sponsor and Servicer – Servicing and Dealer Relations – Dealer Status” in the prospectus (p. 25). Following a “status” declaration, the account is redesignated from the trust and no new receivables originated under that account will be transferred to the trust, as described under “Description of the Agreements – Redesignation of Accounts” in the prospectus (p. 45).
Registration Statement Cover Page
6. Please update the registration statement fee table to reflect the current registration fees.
     The fee table has been updated.
Prospectus Summary, page S-24
7. Please confirm that you will describe the material characteristics of the pool of receivables in the related prospectus supplements, including the receivables in the pool where exceptions to underwriting guidelines have been made. Refer to Item 1103 and Item 1111 of Regulation AB.

     We confirm that we will describe the material characteristics of the pool of receivables in the related prospectus supplement, including the receivables in the pool where exceptions to underwriting guidelines have been made.
     Ford Credit does not consider its dealer floorplan underwriting or credit review process to include the concept of exceptions to underwriting guidelines, as contemplated in the new amendments to Item 1111(a)(8) of Regulation AB. The underwriting or credit review is performed at the dealer level (not the receivable level) and that process is described in “Ford Credit’s Dealer Floorplan Financing Business – Origination and Underwriting – Credit Underwriting and Review Process” in the prospectus (pp. 22-23). The financing extended to a particular dealer depends on the financial condition of the dealer and the nature of its business operations and is customized for each dealer. The level of credit approval authority we apply when we underwrite a dealer or review the dealer’s credit depends primarily on the aggregate amount of financing extended to the dealer and the types of financing provided to the dealer. Because each dealer is different, the credit decision is entirely judgmental at every credit approval authority level and not based on standard guidelines. We do not consider the credit approval authority level applied to a dealer to be an exception to Ford Credit’s underwriting guidelines. We have expanded and clarified our disclosures on page 22 in this regard and believe that they adequately describe the underwriting and credit review criteria and processes for our dealer floorplan business.
     Furthermore, after a dealer is approved for financing, all receivables originated in that dealer’s account are allowed to be sold to the trust, including ineligible receivables. A receivable will typically be ineligible because it does not relate to an eligible vehicle type or credit line. If any ineligible receivables are in the trust, the incremental subordinated amount will be increased to take into account the principal balance of those ineligible receivables allocated to the series, which will result in a corresponding increase in the available subordinated amount (pp. S-39, S-42-43). The amount of ineligible receivables and the incremental subordinated amount allocated to each series is calculated each month and is reported on the monthly investor report as described on pages S-46-47. We do not consider ineligible receivables to be exceptions to underwriting guidelines.
     After a dealer is approved for financing, the dealer is subject to regular monitoring, including reviews of amounts outstanding on credit lines, monitoring of dealer performance, monthly statistical analysis of each dealer’s financial information and floorplan payment and performance trends and at least annual credit reviews (p. 25). Ford Credit’s dealer monitoring process could be considered as continuous underwriting of our dealer accounts. The dealer monitoring process may result in adjustment of the dealer’s risk rating (p. 23). Dealer risk rating groups will be disclosed for the trust portfolio in the static pool information starting on page S-28. Dealer monitoring may also lead to Ford Credit declaring a dealer as “status” and, in some cases, no further financing is extended (pp. 25-26). Although Ford Credit typically repurchases receivables in status accounts from the trust, they are not required to do so. Any receivables in status accounts that remain in the trust will be disclosed in the trust portfolio data in any prospectus supplement (p. S-27). We do not consider these accounts or receivables to be exceptions to underwriting guidelines.

8. Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.
     The addition and removal of accounts and receivables is described in “Sale of the Receivables” in the prospectus (pp. 41-46). The securitized pool consists of a revolving pool of dealer floorplan receivables originated in various dealer accounts “designated” to the trust. The receivables comprising the pool change on a daily basis. When a dealer account is designated to the trust, all receivables then existing in the account and any receivables originated in the future in the account are generally sold to the trust (p. 42). Although, over 90% of Ford Credit’s dealer accounts are already designated to the trust, Ford Credit may designate additional eligible accounts to the trust at any time and may be required to designate additional accounts to maintain the pool balance of the trust at required levels (p. 42). Eligible accounts may be redesignated from the trust from time to time and the related receivables reassigned to the Depositors. Ineligible accounts must be redesignated from the trust and the related receivables reassigned to the Depositors, although receivables in certain redesignated “status” accounts may remain in the trust or be reassigned (p. 46). There is no concept of substitution of accounts or receivables in our floorplan securitization program.
Material Changes to Ford Credit’s Origination and Underwriting, page S-21
9. We note your disclosure in the last paragraph on page S-24 that Ford Credit has changed its origination and underwriting procedures by decreasing the frequency of full credit reviews and on-site inventory audits on its lower-risk dealers, allowing it to focus more resources on higher-risk dealers. Please revise to describe the limited review that Ford Credit performs on lower-risk dealers. If there are exceptions to the underwriting procedures, please disclose here. Also revise the “Material Changes to Ford Credit’s Servicing Policies and Procedures” section accordingly.
     A complete description of Ford Credit’s dealer risk ratings and its dealer monitoring, including on-site vehicle inventory audits, is included in “Ford Credit’s Dealer Floorplan Financing Business – Origination and Underwriting – Dealer Risk Rating” and “—Servicing and Dealer Relations – Dealer Monitoring” in the prospectus (pp. 23 and 25). The change noted in the last paragraph on page S-24 is merely to identify when this change was implemented (and why) so potential investors can consider performance data before and after this change in context. We provide this information in response to Sections 1108(b)(2) and 1110(b)(2) of Regulation AB. As noted, above, we do not believe there are any exceptions to underwriting procedures to disclose.
Static Pool Information About the Trust Portfolio, page S-28
10. It appears that you will provide the static pool information in the related prospectus supplement. However, you have included the undertaking in Item 512(1) to provide the static pool information through a specified internet address. Please reconcile or advise.
     Part II of the Registration Statement has been revised to remove the undertaking in Item 512(l) as the static pool information will be included in the related prospectus supplement.

Description of the Hedge Counterparty, page S-50
11. Please revise to remove the disclaimer of responsibility in the second paragraph of this section on page S-50.
     The prospectus has been revised to remove the disclaimer of responsibility.
Prospectus
Cover Page
12. We note disclosure on the cover page of the base prospectus that assets may consist of any other property identified in the prospectus and the prospectus supplement. Please revise the cover page to provide clearer disclosure of the asset types that may be included in a related takedown. Refer to Item 1102(c) and Item 1111 of Regulation AB.
     The asset type being securitized is clearly identified on the cover page and elsewhere in the base prospectus as “a revolving pool of receivables originated in connection with the purchase and financing of new and used car, truck and utility vehicle inventory by motor vehicle dealers.” “Any other property identified in this prospectus and the prospectus supplement for a series” refers to the other assets and rights in addition to the receivables as described on page 6 of the prospectus, including funds held in trust bank accounts, various security interests and rights in transaction documents and hedging agreements. These other assets and rights are described for each takedown (or “series”) in the prospectus supplement. We do not believe that any clearer disclosure of the asset types that may be included in a related takedown is needed.
* * * *
     We look forward to receiving any additional comments and questions you may have on our registration statement and related submissions.
     Please call me at (313) 594-9876 if you have any questions about our response letter and revised submission or if you require any additional information.
Sincerely,
/s/ Susan J. Thomas
Susan J. Thomas
cc: Joseph P. Topolski, Katten Muchin Rosenman LLP